Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address

Orla Mining Ltd. (the “Company” or “Orla”)

1010-1075 W. Georgia St.

Vancouver, BC

V6E 369

Item 2.	Date of Material Change

August 12, 2022

Item 3.	News Release

A news release announcing the material change was issued by the Company on August 12, 2022 and disseminated through CNW. A copy of the news release was subsequently filed on the SEDAR and EDGAR profile of the Company.

Item 4.	Summary of Material Change

On August 12, 2022, the Company completed the previously announced acquisition of Gold Standard Ventures Corp. (“Gold Standard”) by way of a court-approved plan of arrangement (the “Transaction”).

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On August 12, 2022, the Company completed the Transaction.

Under the terms of the Transaction, former Gold Standard shareholders received, in exchange for each Gold Standard common share (a “Gold Standard Share”) held immediately prior to the effective time of the Transaction, 0.1193 of a common share of Orla and C$0.0001. As a result of the completion of the Transaction, Orla acquired all of the issued and outstanding Gold Standard Shares and Gold Standard became a wholly-owned subsidiary of Orla.

The Gold Standard Shares will be delisted from the Toronto Stock Exchange (the “TSX”) and from the NYSE American. An application has been made for Gold Standard to cease to be a reporting issuer in all of the provinces and territories of Canada. An application will also be made for Gold Standard to terminate its reporting obligations in the United States.

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Contact:	Etienne Morin, Chief Financial Officer
Telephone:	(604) 564-1852

Item 9.	Date of Report

August 12, 2022

Forward-Looking Statements

This material change report contains certain “forward-looking information” and “`forward-looking statements” within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the delisting of the Gold Standard Shares from the TSX and the NYSE American and the making of an application for Gold Standard to terminate its reporting obligations in the United States. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2022, which are available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.